                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    SCHEDULE 13D
                                   (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  (AMENDMENT NO.3)*

                                  EMCOR GROUP, INC.
                                  -----------------
                                  (Name of Issuer)

                       Common Stock, par value $0.01 per share
                       ---------------------------------------
                           (Title of Class of Securities)

                                    29084Q 10 0
                                    -----------
                                   (CUSIP Number)

                                   Kenneth Liang

                       Managing Director and General Counsel
                          Oaktree Capital Management, LLC
                         333 South Grand Avenue, 28th Floor
                           Los Angeles, California 90071
                                   (213) 830-6300
             --------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  November 16, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)
                                 (Page 1 of 9 Pages)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

-------------------------                    -----------------------------
 CUSIP NO. 29084Q 10 0                       PAGE 2 OF 9 PAGES
-------------------------                    -----------------------------

================================================================================
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)/ /
                                                                        (b)/x/

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable.
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
     NUMBER OF        7  SOLE VOTING POWER
                         1,268,645
       SHARES      -------------------------------------------------------------
                      8  SHARED VOTING POWER
    BENEFICIALLY
                         -0-
      OWNED BY     -------------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER
        EACH
                         1,268,645
     REPORTING     -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
    PERSON WITH
                         -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,268,645
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      /X/

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.75%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IA, OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            SCHEDULE 13D

-------------------------                    -----------------------------
 CUSIP NO. 29084Q 10 0                       PAGE 3 OF 9 PAGES
-------------------------                    -----------------------------

================================================================================
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OCM Principal Opportunities Fund, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                        (b)/x/

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
    NUMBER OF      7  SOLE VOTING POWER

     SHARES           978,645
                   -------------------------------------------------------------
  BENEFICIALLY     8  SHARED VOTING POWER

    OWNED BY          -0-
                   -------------------------------------------------------------
      EACH         9  SOLE DISPOSITIVE POWER

    REPORTING         978,645
                   -------------------------------------------------------------
   PERSON WITH    10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        978,645
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    / /

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            SCHEDULE 13D

-------------------------                    -----------------------------
 CUSIP NO. 053323 10 1                       PAGE 4 OF 9 PAGES
-------------------------                    -----------------------------

================================================================================
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OCM Opportunities Fund II, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                        (b)/x/

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
    NUMBER OF      7  SOLE VOTING POWER

     SHARES           284,200
                   -------------------------------------------------------------
  BENEFICIALLY     8  SHARED VOTING POWER

    OWNED BY          -0-
                   -------------------------------------------------------------
      EACH         9  SOLE DISPOSITIVE POWER

    REPORTING         284,200
                   -------------------------------------------------------------
   PERSON WITH    10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        284,200
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    / /

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       PAGE 5 OF 9 PAGES

ITEM 1.   SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of EMCOR Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 101 Merritt Seven Corporate Park, Norwalk, Connecticut 06851-1060.

ITEM 2.   IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of:

     (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Principal Fund and Opportunities Fund (see below);

     (2) OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Opportunities Fund"); and

     (3) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Fund" and, together with the Opportunities Fund, collectively, the "Funds").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Opportunities Fund is a limited partnership which generally invests in securities and other obligations of distressed entities. The Principal Fund is a limited partnership which generally invests in entities in which there is a potential for the Principal Fund to exercise significant influence over such entities. Oaktree is also the investment manager of a third party account (the "Oaktree Account") which invests in securities similar to those in which the Opportunities Fund invests. Based on Oaktree's relationship with the Funds and the Oaktree Account, Oaktree may be deemed to beneficially own the shares of Common Stock held by the Funds and the Oaktree Account.

(a)-(c) & (f)

Oaktree is the general partner of each of the Funds. The address of the principal business and principal office for Oaktree, the Funds and the portfolio managers is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Funds are listed below. The principal address for each member and executive officer of Oaktree and the Funds is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

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                                                       PAGE 6 OF 9 PAGES

Executive Officers & Members

Howard S. Marks          Chairman and Principal
Bruce A. Karsh           President and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal
Larry W. Keele           Principal
Stephen A. Kaplan        Principal
Russel S. Bernard        Principal
David Kirchheimer        Managing Director and Chief Financial and
                           Administrative Officer
Kenneth Liang            Managing Director and General Counsel

PORTFOLIO MANAGERS
Stephen A. Kaplan        Principal
Bruce A. Karsh           President and Principal

(d)-(e)

During the last five years, neither Oaktree, the Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Opportunities Fund holds 284,200 shares of the Issuer's Common Stock as of the date hereof. The Opportunities Fund used $4,653,775 of funds obtained from its working captial for the acquisition of such shares of Common Stock.

The Oaktree Account holds 5,800 shares of the Issuer's Common Stock as of the date hereof. Such shares were obtained using $94,975 of the working capital of the Oaktree Account.

The Principal Fund holds 978,645 shares of the Issuer's Common Stock as of the date hereof. Such shares were obtained using $14,558,098.07 of the working capital of the Principal Fund.

ITEM 4.   PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock described herein were acquired for investment purposes and for the purposes described below.

Oaktree, as the general partner of the Funds, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by the Funds. The investment strategy of the Funds is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree and the Funds

                                                  PAGE  7   OF  9  PAGES

may be sold. Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Opportunities Fund owns and has sole power to vote and dispose of 284,200 shares of Common Stock of the Issuer (approximately 2.9% of the outstanding shares of the Issuer's Common Stock).

As of the date of this Schedule 13D, the Principal Fund owns and has sole power to vote and dispose of 978,645 shares of the Issuer's Common Stock (approximately 9.8% of the outstanding shares of the Issuer's Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Funds and investment manager of the Oaktree Account, may be deemed to be benefically own 1,268,645 shares of Common Stock of the Issuer (approximately 12.75% of the outstanding shares of the Issuer's Common Stock) held by the Funds and the Oaktree Account.

(b) Oaktree has discretionary authority and control over all of the assets of the Funds and the Oaktree Account pursuant to its status as general partner of the Funds and investment manager of the Oaktree Account, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 1,268,645 shares of the Issuer's Common Stock.

(c) On November 12, 1998, the Principal Fund purchased 35,000 shares of the Issuer's Common Stock in the open market at a price of $16.00 per share. On November 16, 1998, the Opportunities Fund purchased 284,200 shares of the Issuer's Common Stock in the open market at a price of $16.375 per share. On November 16, 1998, the Oaktree Account purchased 5,800 shares of the Issuer's Common Stock in the open market at a price of $16.375 per share. Oaktree, as general partner of the Funds and investment manager of the Oaktree Account, may be deemed to beneficially own the shares of the Issuer's Common Stock which were purchased by the Funds and the Oaktree Account. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement. Other than the transactions described above, neither the Funds, the Oaktree Account nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock during the last 60 days.

                                                       PAGE 8 OF 9 PAGES

(d) None

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Funds and investment manager of the Oaktree Account, receives a management fee for managing the assets of the Funds and the Oaktree Account and has a carried interest in the Funds and earns an incentive fee from the Oaktree Account.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Funds.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                                       PAGE 9 OF 9 PAGES

                                 SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 24th day of November, 1998.

OAKTREE CAPITAL MANAGEMENT, LLC

By:  /s/ KENNETH LIANG
     ----------------------------------
     Kenneth Liang
     Managing Director and General Counsel

OCM OPPORTUNITIES FUND II, L.P.

By:  /s/ KENNETH LIANG
     ----------------------------------
     Kenneth Liang
     Managing Director and General Counsel of
     Oaktree Capital Management, LLC, general
     partner of OCM Opportunities Fund II, L.P.


OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:  /s/ KENNETH LIANG
     ----------------------------------
     Kenneth Liang
     Managing Director and General Counsel of
     Oaktree Capital Management, LLC, general
     partner of OCM Principal Opportunities
     Fund, L.P.